UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2008

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on February 12, 2008 that describes the fourth quarter and year end 2007 results and dividend declaration.

EXHIBIT 1

OceanFreight Inc. Reports Fourth Quarter and Year Ended 2007 Results and Declares Dividend of $0.77 per share for the Fourth Quarter of 2007

February 12, 2008, Athens, Greece. OceanFreight  Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the fourth quarter and the year ended December 31, 2007.

Financial Highlights

•

For the Fourth Quarter of 2007 the Company reported Net Income of $6.4 million or $0.44 per common and subordinated share.

•

For the year ended December 31, 2007, the Company reported Net Income of $8.2 million or $0.78 per common and subordinated share.

•

OceanFreight’s Board of Directors has declared a dividend of $0.77 per common and subordinated share for the Fourth Quarter of 2007.  This dividend reflects the Board’s decision to increase the Company’s target dividend established at the time of the Company’s initial public offering by $0.2575 per common and subordinated share.  The dividend is payable on or about February 29, 2008, to common and subordinated shareholders of record as of February 22, 2008.

Other Developments

•

The Company has entered its 1999 built 73,744 dwt Panamax bulk carrier MV Helena into a time charter for a period of about 4 years at a daily rate of $32,000. The vessel will commence its new charter on re-delivery from its present employment between July and August of 2008.

•

The Company has successfully closed the syndication of its $325 million credit facility arranged by Nordea Bank. In addition the Company has entered into an interest swap agreement whereby, for the next 5 years, OceanFreight will pay a fixed interest rate inclusive of margin of 4.85%.

Anthony Kandylidis, the Company’s President and Chief Executive Officer, commented:

“We are very pleased to announce the increase of our quarterly dividend to $0.77 per share. This is in line with the Company’s strategy at the time of the IPO and is the direct result of the growth of our initial fleet from 7 to 11 vessels in the span of less than a year since we went public.  Our fixed contract coverage is currently approximately 91% for 2008 and 78% for 2009. We expect that our charter coverage together with our unique strategy of diversification in the drybulk and tanker sector, the fixture of the Helena, the closing of our syndicated facility and the hedging of our floating interest rate exposure will support the regular payment of the increased dividend going forward.”

Fourth Quarter 2007 Results

For the Fourth Quarter ended December 31, 2007, Gross Revenue amounted to $23.2 million. Operating Income was $9.8 million for the quarter ended December 31, 2007.  Net Income for the Fourth Quarter of 2007 was $6.4 million or $0.44 Earnings Per Share (EPS) calculated on 14,457,237 weighted average common and subordinated shares outstanding. EBITDA1 for the Fourth Quarter of 2007 was $14.3 million.

An average of 7.7 vessels were owned and operated during the Fourth Quarter of 2007, earning an average Time Charter Equivalent, or TCE rate of $31,554 per day.

Year ended December 31, 2007 Results

For the year ended December 31, 2007, Gross Revenue amounted to $41.1 million.  Operating Income was $11.6 million for the year ended December 31, 2007. Net Income for the year ended December 31st 2007 was $8.2 million or $0.78 Earnings Per Share (EPS) calculated on 10,395,836 weighted average common and subordinated shares outstanding.  EBITDA1 for the year ended December 31, 2007 was $20.8 million.

An average of 3.7 vessels were owned and operated during the year ended December 31, 2007, earning an average Time Charter Equivalent, or TCE rate of $30,558 per day.

Capitalization

On December 31, 2007, debt (debt, net of deferred financing fees) to total capitalization (debt and stockholders' equity) was 54.8% and net debt (debt less cash and cash equivalents) to total capitalization was 50.8%.

As of December 31, 2007, the Company had a total liquidity of approximately $19.0 million.

Financing activities

The Company successfully closed the syndication of its $325 million credit facility arranged by Nordea Bank and has entered into an interest swap agreement whereby for the next 5 years the Company will pay a fixed interest rate inclusive of margin of 4.85%. In addition, the Company has voluntarily agreed to accelerate the debt amortization of the facility and accept certain amendments on the rest of the terms of the credit facility.

(1) Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.

Fleet Developments

On December 7, 2007, the Company took delivery of the MV Richmond, a 1995 built secondhand 75,265 dwt Panamax drybulk carrier, which it had agreed to acquire on June 22, 2007, for a purchase price of $47.0 million.

On December 7, 2007, the Company took delivery of the MT Pink Sands, a 1993 built secondhand 93,723 dwt Aframax tanker, which it had agreed to acquire on July 31, 2007, for a purchase price of $47.3 million.

On December 17, 2007, the Company took delivery of the MV Augusta, a 1996 built secondhand 69,053 dwt Panamax drybulk carrier, which it had agreed to acquire on August 22, 2007, for a purchase price of $61.6 million.

On January 17, 2008, the Company took delivery of the MT Olinda, a 1996 built secondhand 149,085 dwt Suezmax tanker, which it had agreed to acquire on December 20, 2007, for a purchase price of $65.0 million.

Employment Developments

The Company has entered its 1999 built 73,744 dwt Panamax bulk carrier MV Helena into a time charter for a period of about 4 years at a daily rate of $32,000 with Classic Maritime Inc. a company controlled by Mr. George Economou. The vessel will commence its new charter on re-delivery from its present employment between July and August of 2008.

The Company has arranged fixed rate charters for approximately 91% and 78% of the total vessel operating days for the calendar year 2008 and the calendar year 2009 respectively.

Capital expenditures

We do not expect to incur any scheduled drydocking costs in 2008.  It is the policy of the Company to expense drydocking costs as incurred.

Dividend Payment

OceanFreight’s Board of Directors has declared a dividend of $0.77 per common and subordinated share for the Fourth Quarter of 2007.  This dividend reflects the Board’s decision to increase the Company’s target dividend established at the time of the Company’s initial public offering by $0.2575 per common and subordinated share.  The dividend is payable on or about February 29, 2008, to common and subordinated shareholders of record as of February 22, 2008.

Since the Company’s listing on the NASDAQ Global Market in April 2007, OceanFreight has declared dividends totaling $1.67 per common and subordinated share.

Fleet Data

(Dollars in thousands, except
Average Daily Results - unaudited)	3 Months Ended	Year Ended
	December 31, 2007	December 31, 2007
Average number of vessels (1)	7.66	3.74
Total voyage days for fleet (2)	699	1,282
Total calendar days for fleet (3)	708	1,364
Fleet Ultilization (4)	98.7%	94.0%
Time charter equivalent (5)	31,554	30,558
Vessel operating expenses (daily) (6)	5,427	6,208
Management fees (daily)	562	543
General and administrative expenses (daily) (7)	1,656	2,536
Total vessel operating expenses (daily) (8)	7,645	9,287

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

The following table reflects the calculation of our TCE rates for the periods then ended:

	3 Months Ended	Year Ended
(Dollars in thousands)	December 31, 2007	December 31, 2007

Gross revenues	23,172	41,133
Voyage expenses	(1,116)	(1,958)

Time Charter equivalent revenues	22,056	39,175

Total voyage days for fleet	699	1,282

Time charter equivalent (TCE) rate	31,554	30,558

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Income for the three month period ended December 31, 2006 and 2007 and year ended December 31, 2006 and 2007:

	3 Months Ended	3 Months Ended	Year Ended	Year Ended
(Dollars in thousands, except for share and per share data)	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	Unaudited	Unaudited	Unaudited	Audited

INCOME STATEMENT DATA

Voyage revenues	$20,578	$-	$36,135	$-
Imputed revenue	2,594	-	4,998	-
Gross Revenue		-		-

Voyage expenses	(1,116)	-	(1,958)	-
Vessels operating expenses	(3,842)	-	(8,468)	-
Depreciation	(6,889)	-	(13,210)	-
Management fees	(398)	-	(740)	-
General and administrative expenses	(1,173)	(19)	(3,460)	(111)
Dry-docking cost	-	-	(1,685)	-
Operating Income	9,754	(19)	11,612	(111)

Interest and finance costs	(3,723)	-	(5,671)	-
Interest income	331	-	2,214	6

Net Income (loss)	$6,362	$(19)	$8,155	$(105)

Basic and fully diluted earnings (loss) per share	$0.44	$(0.01)	$0.78	$(0.05)
Weighted average common and subordinated shares outstanding	14,457,237	2,000,000	10,395,836	2,000,000

The following are OceanFreight Inc.’s Consolidated Balance Sheets as at December 31, 2007 and 2006:

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006 (Audited)	2007 (Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$499	$19,044
Accounts receivable	-	226
Due from related parties	2	-
Inventories	-	678
Prepayments and other	2	763
Total current assets	503	20,711

FIXED ASSETS, NET:

Vessels, net	-	485,280
Other, net	-	61
Total fixed assets, net	-	485,341

OTHER NON CURRENT ASSETS:
Initial Public Offering related costs	273	-
Deferred financing fees, net	-	1,860
Other	-	13
Total non current assets, net	273	1,873

Total assets	$776	$507,925

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$-	$16,000
Accounts payable	168	2,427
Due to related parties	-	742
Accrued liabilities	117	2,909
Unearned revenue	-	1,488
Current portion of imputed deferred revenue	-	10,318

Total current liabilities	285

NON CURRENT LIABILITIES
Long term imputed revenue, net of current portion	-	16,031
Long term debt, net of current portion	-	244,600
Total non current liabilities	-

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $ 0.01 par value; 5,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 95,000,000 shares authorized; nil and 12,394,079 shares issued and outstanding at December 31, 2006 and 2007, respectively	-	124
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 2,000,000 and 2,063,158 shares issued and outstanding at December 31, 2006 and 2007 respectively.	20	21
Additional paid-in capital	576	218,263
Accumulated deficit	(105)	(4,998)
Total stockholders' equity	491
Total liabilities and stockholders' equity	$776	$507,925

EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization and other non-cash items. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

(Dollars in thousands)	3 Months Ended
Dec 31, 2007

Net cash provided by operating activities	13,574
Net (decrease) / increase in current assets	91
Net decrease / (increase) in current liabilities, excluding current portion of long term debt	(1,669)
Net Interest expense (income)	3,393
Amortization of deferred financing costs included in interest expense	(1,110)
EBITDA	14,279

(Dollars in thousands)	Year Ended
Dec 31, 2007

Net cash provided by operating activities	24,434
Net (decrease) / increase in current assets	1,665
Net decrease / (increase) in current liabilities, excluding current portion of long term debt	(7,556)
Net Interest expense (income)	3,457
Amortization of deferred financing costs included in interest expense	(1,159)
EBITDA	20,841

Fleet List

The table below describes in detail our fleet development and current employment profile as of February 12, 2008:

	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery

DRYBULK

Trenton	1995	75,229	Panamax	TC	$26,000	Apr-10	Jun-10
Pierre	1996	70,316	Panamax	TC	$23,000	Jun-10	Oct-10
Austin	1995	75,229	Panamax	TC	$26,000	Apr-10	Jun-10
Juneau	1990	149,495	Capesize	TC	$48,700	Sep-09	Oct-09
Lansing	1996	73,040	Panamax	TC	$24,000	May-09	Sep-09
Helena	1999	73,744	Panamax	TC	$30,000	Jun-08	Aug-08
				TC	$32,000	Apr-12	Dec-12
Topeka	2000	74,710	Panamax	TC	$23,100	Oct-10	May-11
Richmond	1995	75,265	Panamax	TC	$29,100	Dec-09	Apr-10
Augusta	1996	69,053	Panamax	TC	$61,500	Nov-08	Jan-09

TANKERS

Pink Sands	1993	93,723	Aframax	TC	$27,450	Oct-10	Jan-11
Olinda	1996	149,085	Suezmax	Spot	-	N/A	N/A

Conference Call and Webcast: February 13, 2008, at 08:30 A.M. EST

OceanFreight management team will host a conference call on February 13, 2008, at 8:30 a.m. Eastern Time to discuss the Company’s financial results for the Fourth Quarter and the Year Ended December 31, 2007.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0) 1452 542 301 (Standard International Dial In). Please quote "OceanFreight".

In case of any problem with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44(0) 1452 586 513 (Standard International Dial In). Quote "OceanFreight".

A telephonic replay of the conference call will be available until February 20, 2008 by dialling 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0) 1452 550 000 (Standard International Dial In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc. was incorporated in 2006 to acquire high quality secondhand vessels and deploy them on medium and long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of eleven vessels, consisting of one Capesize drybulk carrier, eight Panamax drybulk carriers, one Suezmax tanker and one Aframax tanker with a total carrying capacity of 978,889 dwt.

OceanFreight’s Inc. common stock is listed on the NASDAQ Global Market where it trades under the symbol "OCNF".

Visit our website at www.oceanfreight.com .

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the US Securities and Exchange Commission.

Company Contact:

Michael Gregos

Chief Operating Officer

Tel: +30-210-809-0514

E-mail: management@oceanfreightinc.com

Investor Relations/Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel: +1-212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  February 12, 2008

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer